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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*


                           National Auto Credit, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.05 per share
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                         (Title of Class of Securities)

                                  6329000-10-6
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                                 (CUSIP Number)

                             Robert V. Cuddihy, Jr.
                           National Auto Credit, Inc.
                         555 Madison Avenue, 29th Floor
                            New York, New York 10022
                                 (212) 644-1400
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 15, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 6329000-10-6

--------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos.
    of above persons (entities only)

    James J. McNamara
--------------------------------------------------------------------------------
 2. Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
 3. SEC Use Only


--------------------------------------------------------------------------------
 4. Source of Funds (See Instructions)

    PF
--------------------------------------------------------------------------------
 5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)

--------------------------------------------------------------------------------
 6. Citizenship or Place of Organization

    United States of America
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   Number of                 7.   Sole Voting Power                1,300,100
   Shares                  -----------------------------------------------------
   Beneficially              8.   Shared Voting Power                 -0-
   Owned by                -----------------------------------------------------
   Each                      9.   Sole Dispositive Power           1,300,100
   Reporting               -----------------------------------------------------
   Person With              10.   Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person

    1,300,100
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)

--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)

    14.22%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP NO. 6329000-10-6                                               Page 5

ITEM 1. SECURITY AND ISSUER.

The title of the class of securities to which this filing relates is common stock, par value $.05 per share (the "Common Stock"), of National Auto Credit, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 555 Madison Avenue, 29th Floor, New York, New York 10022.


ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement is being filed by James J. McNamara (the "Reporting Person").

(b) The Reporting Person's business address is 555 Madison Avenue, 29th Floor, New York, New York 10022.

(c) The Reporting Person is the Chairman of the Board and Chief Executive Officer of the Company.

(d) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On February 15, 2002, the Reporting Person purchased 555,100 shares of the Common Stock in a private transaction for a total cost of $77,140. The funds used were entirely provided from the Reporting Person's personal funds.


ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Person owns securities of the Company for investment purposes and may from time to time increase or decrease his position in the Company's securities.

Moreover, as the Chairman of the Board and Chief Executive Officer of the Company, the Reporting Person may at various times be aware of one or more plans or proposals being considered by the Company, which if implemented may or would have similar results to one or more of the actions listed in (a) to (j) of this
Item 4. The Reporting Person expects that any benefit from any such result would inure to the Reporting Person in proportion to all other holders of the Common Stock.

CUSIP NO. 6329000-10-6                                               Page 4

Except as set forth above, the Reporting Person does not have any plans or proposals which may result or would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Company;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f)  Any other material change in the Company's business or corporate structure;

(g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Company by any person;

(h) Causing a class of securities of the Company to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The Reporting Person beneficially owns 1,300,100 shares of the Common Stock, representing 14.22% of the class. These securities consist of:
     800,100 shares of Common Stock and vested options to purchase 500,000 shares of Common Stock exercisable at $0.664 per share. Does not include 250,000 options to purchase Common Stock, exercisable at $0.664 per share, which may vest on December 15, 2002. Each of these options is exercisable for ten years from December 15, 2000.

(b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of such shares.

CUSIP NO. 6329000-10-6                                               Page 5


(c) Except as disclosed in Item 3 above, the Reporting Person has not made any transactions in the Common Stock during the past sixty days.

(d)  None.

(e)  Not Applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise described herein, there exists no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Person and any other person or entity with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: February 22, 2002



                                                /s/ James J. McNamara
                                            ----------------------------------
                                                    James J. McNamara